                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                  MOSSIMO, INC.
                      -----------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                      -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   619696 10 7
                      -----------------------------------
                                 (CUSIP NUMBER)

                                MOSSIMO GIANNULLI
                                C/O MOSSIMO, INC.
                           2450 WHITE ROAD, 2ND FLOOR
                            IRVINE, CALIFORNIA 92614
                            TEL. NO.: (949) 797-0200
                      -----------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 WITH A COPY TO:

                               CARY K. HYDEN, ESQ.
                                LATHAM & WATKINS
                              650 TOWN CENTER DRIVE
                                 TWENTIETH FLOOR
                        COSTA MESA, CALIFORNIA 92626-1925

                                 MARCH 28, 2000
                      -----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 619696 10 7
          -----------


-------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
                  EDWIN H. LEWIS

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  INAPPLICABLE.
-------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]
                                                              (b)     [ ]
-------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
                  OO
-------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
-------------------------------------------------------------------------------
                       (7)    SOLE VOTING POWER
                                     -0-
                       --------------------------------------------------------
NUMBER OF              (8)  SHARED VOTING POWER BENEFICIALLY
SHARES                               -0-
OWNED BY               --------------------------------------------------------
EACH PERSON            (9)  SOLE DISPOSITIVE POWER
WITH                                 -0-
                       --------------------------------------------------------
                       (10)   SHARED DISPOSITIVE POWER
                                     -0-
-------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
-------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
-------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------

CUSIP NO. 619696 10 7
          -----------

-------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
          MOSSIMO GIANNULLI

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          INAPPLICABLE.
-------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------------------------------------------------------------------------------
                       (7)  SOLE VOTING POWER
                                     10,372,222
                       --------------------------------------------------------
NUMBER OF              (8)  SHARED VOTING POWER BENEFICIALLY
SHARES                               -0-
OWNED BY               --------------------------------------------------------
EACH PERSON            (9)  SOLE DISPOSITIVE POWER
WITH                                 10,372,222
                       --------------------------------------------------------
                       (10)   SHARED DISPOSITIVE POWER
                                     -0-
-------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,372,222
-------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [ ]
-------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       68.8%
-------------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock (the "Common Stock") of Mossimo, Inc., a Delaware corporation (the "Company") having its principal executive offices at 2450 White Road, 2nd Floor, Irvine, California 92614.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D Amendment No. 1 is filed on behalf of Mossimo Giannulli ("Giannulli") and Edwin H. Lewis ("Lewis"). A change in circumstances, which is described in Item 3 and Item 4 below, has resulted in (i) a decrease of Lewis' beneficial ownership to less than 5% of the outstanding shares of Common Stock, thereby eliminating Lewis' reporting obligations under Section 13 of the Securities and Exchange Act of 1934; and (ii) an increase in Giannulli's ownership of the outstanding shares of Common Stock. Giannulli continues to hold greater than 5% of the outstanding shares of Common Stock and shall hereafter be the sole reporting person for this Schedule 13D.

     (b) The business address of Giannulli is c/o Mossimo, Inc., 2450 White Road, 2nd Floor, Irvine, California 92614. The business address of Lewis is 964 Taylor's Island Road, Madison, Maryland 21648.

     (c) The present principal occupation of Giannulli is President, Chief Executive Officer and Principal Designer of the Company.

     (d) During the last five years, Giannulli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Giannulli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Giannulli was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Giannulli is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Schedule 13D Amendment No. 1 amends the Schedule 13D filed by Giannulli and Lewis on December 10, 1998 (the "Original 13D") and is filed by Giannulli and Lewis to report their execution of and agreement to be bound by
(i) a Separation Agreement and Release dated as of March 28, 2000 by and among Giannulli, the Company and Lewis (the "Separation Agreement"); and (ii) a Stock Option Termination Agreement dated as of March 28, 2000 by and among Giannulli, the Company and Lewis (the "Option Termination Agreement"). The Separation Agreement and the Option Termination Agreement are described in Item 4 below. As a result of the execution of the Separation Agreement and the Option Termination Agreement, Lewis has surrendered all shares of Common Stock deemed beneficially owned by him (representing all stock options, none of which had been exercised by Lewis), and Giannulli has reacquired his beneficial ownership of the shares of Common Stock he agreed to contribute to the Company to fund any option exercises by Lewis. In addition, the Stockholders Agreement dated as of November 30, 1998 (the "Stockholders Agreement") among Lewis, the Company and Giannulli has been terminated and, as a result, Lewis and Giannulli are no longer deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

     This Schedule 13D Amendment No. 1 is also filed by Giannulli to report an increase in his beneficial ownership of shares of Common Stock, as a result of the execution of the Separation Agreement and the Option Termination Agreement, as described in Item 4 below. Giannulli's beneficial ownership has increased from 5,186,111 shares, or 34.4%, of the outstanding shares of Common Stock to 10,372,222 shares, or 68.8%, of the outstanding shares of Common Stock. This increase in Giannulli's beneficial ownership returned Giannulli to the same beneficial ownership as that reflected in the Schedule 13G filed by Giannulli on February 13, 1997. Giannulli held these 10,372,222 shares when the Company went public on February 23, 1996.

     This Schedule 13D Amendment No. 1 is also filed by Lewis to report a decrease in his beneficial ownership of shares of Common Stock, as a result of the execution of the Separation Agreement and the Option Termination Agreement, as described in Item 4 below. Lewis' beneficial ownership decreased from 5,186,111 shares, or 34.4%, of the outstanding shares of Common Stock to 0 shares and 0 stock options. In addition, as a result of the termination of the Stockholders Agreement and the surrender of Lewis' stock options, Lewis no longer has any right to vote any Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION

     Lewis resigned as Chief Executive Officer ("CEO"), President and Director of the Company, effective as of March 28, 2000.

     On March 28, 2000, the Board of Directors of the Company: (i) accepted Lewis' resignation as CEO, President and Director of the Company, effective on March 28, 2000; (ii) terminated the Mossimo, Inc. Stock Option Plan for Edwin Lewis (the "Lewis Option Plan"); (iii) terminated the Stockholders Agreement;
(iv) terminated the Contribution Agreement between Giannulli and the Company dated as of November 30, 1998 and the Escrow Agreement dated as of November 30, 1998 (collectively, the "Contribution Agreement"); (v) terminated and cancelled the options to purchase shares of Common Stock granted to Lewis under the Lewis Option Plan and pursuant to (1) the Nonqualified Stock Option Agreement dated as of November 30, 1998 between Lewis and the Company, (2) the Incentive Stock Option Agreement dated as of November 30, 1998 between Lewis and the Company,
(3) the Nonqualified Performance Stock Option Agreement dated as of November 30, 1998 between Lewis and the Company, and (4) the Performance Incentive Stock Option Agreement dated as of November 30, 1998, between Lewis and the Company (collectively, the "Stock Option Agreements"); (vi) approved execution of the Option Termination Agreement; and (vii) approved execution of the Separation Agreement.

     In connection with the resignation of Lewis, Giannulli, the Company and Lewis entered into an Option Termination Agreement, pursuant to which the Lewis Option Plan was terminated and all stock options granted to Lewis by the Company pursuant to the Stock Option Agreements were surrendered and cancelled, without receipt of any consideration by Lewis. As a result of the cancellation of the Lewis Option Plan and the surrender and cancellation of the stock options granted under the Stock Option Agreements, Lewis is no longer deemed to be the beneficial owner of 5,186,111 shares of Common Stock, representing 34.5% of the outstanding shares of Common Stock. As a result, Lewis holds 0 shares of Common Stock and 0 options.

     In connection with the resignation of Lewis, Giannulli, the Company and Lewis entered into the Separation Agreement, pursuant to which (i) Lewis resigned as CEO, President and Director of the Company, (ii) the Stockholders Agreement was terminated, and (iii) the Contribution Agreement was terminated. As a result of the termination of the Stockholders Agreement, the rights and restrictions provided thereunder with respect to Lewis' and Giannulli's ownership interests in the Company are no longer of any force or effect, including without limitation provisions related to voting rights, standstill requirements, restrictions on transfer, rights of first refusal, and rights of inclusion. Termination of the Stockholders Agreement also rendered covenants relating to corporate governance of the Company of no further force or effect, including without limitation, the covenant related to board participation by Lewis. Effective as of March 28, 2000, Lewis is no longer a member of the Board of Directors of the Company. The Board of Directors of the Company currently consists of four directors: Giannulli, William Halford, John Stafford and Robert Martini. As a result of the termination of the Contribution Agreement, the escrow was terminated and the shares returned to Giannulli. Giannulli is no longer obligated to contribute to the Company any shares of his Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Giannulli beneficially owns 10,372,222 shares of Common Stock, which represent 68.8% of the outstanding shares of Common Stock.

     (b) Lewis beneficially owns no shares of Common Stock and no stock options, representing 0% of the outstanding shares of Common Stock.

     (c) Except as provided in Item 3 and Item 4 above, neither Giannulli nor Lewis has effected any transactions in any shares of Common Stock of the Company during the past 60 days.

     (d) Other than Giannulli, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Giannulli.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is hereby made to the discussion of the material terms of the Separation Agreement and the Option Termination Agreement.

     The Separation Agreement and the Option Termination Agreement supersede all materials previously filed in connection with the Original 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Separation Agreement and Release dated as of March 28, 2000, among Mossimo Giannulli, Edwin H. Lewis and Mossimo, Inc.*

         Exhibit 2 Stock Option Termination Agreement dated as of March 28, 2000 among Mossimo Giannulli, Edwin H. Lewis and Mossimo, Inc.*

         Exhibit 3  Joint Filing Agreement, dated April 26, 2000.
         --------------------------
         * Incorporated by reference to Exhibits 10.15 and 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated:  April 26, 2000

                                       /s/ MOSSIMO GIANNULLI
                                       -------------------------------------
                                       Mossimo Giannulli


                                       /s/ EDWIN H. LEWIS
                                       -------------------------------------
                                       Edwin H. Lewis